Exhibit

Exhibit Description

99.1	Announcement on 2013/11/26: To represent subsidiary to announce related materials on investment of private placement

99.2 Announcement on 2013/11/28: To announce related materials on disposal 100%

shareholding of UMC Japan

99.3	Announcement on 2013/12/18: To announce Important Resolutions from 12th term 13th Board Meeting

99.4 Announcement on 2013/12/18: To announce related materials on acquisition of

Wavetek Microelectronics Corporation common shares

99.5 Announcement on 2013/12/10: November Revenue

99.6	Announcement on 2013/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To represent subsidiary to announce related materials on investment of private placement

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Solid State System Co., Ltd. Private equity

2. Date of occurrence of the event: 2013/11/26

3. Volume, unit price, and total monetary amount of the transaction:

3,000,000 shares; unit price: NTD19.20; total amount: NTD57,600,000

4.	Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Solid State System Co., Ltd.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):

NA

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment NTD57,600,000;None;None

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Private Placement common shares; according to the issuing price of Private

Placement common shares; The Chairman and President office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):3,000,000 shares; NTD 57,600,000 ; 4.28% ; None

12.	Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 0.04% ratio of shareholder’s equity: 0.06% ; the operational capital as shown in the most recent financial statement:$ 36,634,249 thousand NTD

13. Concrete purpose or use of the acquisition or disposition: Long term investment

14.	The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: NO

15. Net worth per share of company underlying securities acquired or disposed of: NTD8.66

16. Do the directors have any objection to the present transaction?: No

Exhibit 99.2

To announce related materials on disposal 100% shareholding of UMC Japan

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): UMC Japan shares

2. Date of occurrence of the event: 2013/11/28~2013/11/28

3.	Volume, unit price, and total monetary amount of the transaction: trading volume:4 shares; average unit price:JPY41,638 thousand($12,054 thousand NTD); total amount:JPY166,550 thousand($48,217 thousand NTD)

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Mach Semiconductor Co., Ltd.¡Fnon-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):

Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

Gain of $839,854 thousand NTD (including exchange differences on translation of foreign operations adjustment under equity method approximately $15 hundred million NTD)

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Based on contract; None

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision on price: Based on the agreement between two parties

The decision-making department: C&C office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:0 shares;amount:0; percentage of holdings:0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

ratio of total assets:11.34%

ratio of shareholder’s equity:16.43%

the operational capital as shown in the most recent financial statement:

$36,634,249 thousand NTD

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition:

Per Board’s resolution on August 21, 2012, the company has approved the closure of foundry operation in Japan

15.	Net worth per share of company underlying securities acquired or disposed of:

Not applicable

16. Do the directors have any objection to the present transaction?:

Not applicable

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

Exhibit 99.3

To announce Important Resolutions from 12th term 13th Board Meeting

1. Date of occurrence of the event: 2013/12/18
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved the following important resolutions:

(1) Approved this round’s capital budget execution of NTD 18,180 million towards capacity deployment.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of Wavetek Microelectronics Corporation common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

Common shares of Wavetek Microelectronics Corporation

2. Date of occurrence of the event: 2013/12/18

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: Not exceeding 30,000,000 shares; unit price:$10 NTD; total amount: Not exceeding $300,000,000 NTD; (depends on the final allocation)

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Wavetek Microelectronics Corporation, The company’s subsidiary.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

Subsidiary’s capital injection

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Wire transfer ; None.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: New shares issuance

Reference for the decision on price: Price of issuance

The decision-making department: Board of Directors

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Volume: Not exceeding 81,509,764 Common shares

Total Amount: Not exceeding $700,062,586NTD

Shareholding percentage: Not exceeding 82.37%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 11.27%;

Ratio of shareholder’s equity: 16.33%;

The operational capital as shown in the most recent financial statement:

$36,634,249,000 NTD.

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition:

Long term investment

15. Net worth per share of company underlying securities acquired or disposed of: $6.67 NTD

16. Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

Exhibit 99.5

Dec 10, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of July 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%
November	Net sales	10,345,415	10,089,726	255,689	2.53%
2013	Net sales	113,906,157	106,963,168	6,942,989	6.49%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	1,385,000	41,379,382
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of November, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of Oct 31, 2013	Number of shares as of Nov 30, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	Oct31, 2013	Nov 30, 2013	Changes
—	—	—	—	—